Silver Standard Resources Inc.

Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(expressed in thousands of United States dollars)

Management’s Responsibility for the Financial Statements

The preparation and presentation of the accompanying consolidated financial statements, Management Discussion and Analysis (“MD&A”) and all financial information in the Annual Report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments.  When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances.  The financial information presented elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

Management, under the supervision of and the participation of the President and Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and U.S. securities regulations.  We, as President and Chief Financial Officer, will certify our annual filings with the CSA and SEC as required in Canada by National Instrument 52-109 and in the United States as required by the Sarbanes-Oxley Act of 2002.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements.  The Board carries out this responsibility principally through its Audit Committee which is independent from management.

The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A; considers the report of the external auditors; assesses the adequacy of our internal controls, including management’s assessment described below; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders.  The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, our internal control over financial reporting and financial reporting matters.  The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and management’s assessment of the internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2009 using criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2009.

PricewaterhouseCoopers LLP, our auditors, has audited the effectiveness of our internal control over financial reporting as of December 31, 2009, as stated in their report which appears herein.

“A.E. Michael Anglin”                                                                                “Tom S.Q. Yip”
A.E. Michael Anglin                                                                                     Tom S.Q. Yip
President                                                                                                      Chief Financial Officer

March 4, 2010

Independent Auditors’ Report

To the Shareholders of Silver Standard Resources Inc.

We have completed integrated audits of Silver Standard Resources Inc.’s (the Company’s) 2009, 2008 and 2007 consolidated financial statements and of its internal control over financial reporting as at December 31, 2009.  Our opinions, based on our audits, are presented below.

Consolidated Financial statements

We have audited the accompanying consolidated balance sheets of Silver Standard Resources Inc. as at December 31, 2009 and December 31, 2008, and the related consolidated statements of earnings (loss), comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2009.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and December 31, 2008 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2009 in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited Silver Standard Resources Inc.’s internal control over financial reporting as at December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Controls over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2009 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, BC

March 4, 2010

Silver Standard Resources Inc.
Consolidated Balance Sheets
As at December 31, 2009 and 2008
(expressed in thousands of United States dollars)

	Note	2009	2008
		$	$
Assets

Current assets
Cash and cash equivalents		26,659	72,013
Accounts receivable		6,238	2,772
Marketable securities	6b	17,863	10,923
Inventories	5	20,565	-
Prepaid expenses and deposits		2,013	1,106
Asset held for sale	9	1,859	-
		75,197	86,814

Restricted cash	11	1,934	1,793
Other investments	7	-	21,803
Convertible debenture	6c	6,081	5,973
Value added tax recoverable	8	54,095	30,332
Mineral properties and property, plant, and equipment	9	612,618	421,190
		749,925	567,905
Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities		48,265	31,313
Accrued interest on convertible notes	10	2,076	2,066
Current portion of taxes payable		-	11,715
Current portion of asset retirement obligations	11	341	234
		50,682	45,328

Asset retirement obligations	11	11,150	3,229
Taxes payable		3,370	3,370
Future income tax liability	15	36,798	22,335
Long-term convertible notes	10	110,739	104,046
		212,739	178,308

Non-controlling interest		496	496
		213,235	178,804
Shareholders' Equity

Share capital		538,700	389,655
Value assigned to stock options		40,417	36,502
Value assigned to convertible notes	10	37,383	37,383
Contributed surplus		510	510
Accumulated other comprehensive loss		(11,747)	(19,569)
Deficit		(68,573)	(55,380)
		536,690	389,101

		749,925	567,905

Commitments (note 6d)
Subsequent events (note 20)

Approved on behalf of the Board of Directors

“John R. Brodie”                                                                                                   “Peter W. Tomsett”
John R. Brodie, FCA                                                                         Peter W. Tomsett
(Chairman of the Audit Committee)                                                                            (Director)

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
Consolidated Statements of Earnings (Loss)
For the years ended December 31, 2009, 2008 and 2007
 (expressed in thousands of United States dollars, except per share amounts)

	Note	2009	2008	2007
		$	$	$

Revenue		5,442	-	-

Cost of sales		5,926	-	-
Depletion, depreciation and amortization		2,039	-	-
Loss from mine operations		(2,523)	-	-

General and administration		10,287	9,031	8,223
Stock-based compensation	12b	6,319	9,601	13,955
Property examination and exploration		459	340	73
Reclamation and accretion		366	318	728
Loss from operations		(19,954)	(19,290)	(22,979)

Other income (expenses)
Investment income		1,100	3,039	6,287
Foreign exchange gain (loss)		4,993	200	(3,282)
Other income (expense)	17	(2,545)	34,572	(12,969)
Interest expense and financing fees	10	(1,095)	(6,499)	-
		2,453	31,312	(9,964)

Earnings (loss) before income taxes		(17,501)	12,022	(32,943)

Income tax recovery (expense):
Current income taxes	15	2,221	(14,575)	-
Future income taxes	15	2,087	(3,393)	(1,022)
		4,308	(17,968)	(1,022)

Loss for the year		(13,193)	(5,946)	(33,965)

Weighted average shares outstanding (thousands)
Basic and diluted		68,845	62,694	62,148

Loss per common share
Basic and diluted loss per share		(0.19)	(0.09)	(0.55)

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2009, 2008 and 2007
 (expressed in thousands of United States dollars)

	Note	2009	2008	2007
		$	$	$

Operating activities
Loss for the year		(13,193)	(5,946)	(33,965)
Items not affecting cash
Depreciation		2,268	288	296
Stock-based compensation		6,319	9,601	13,955
Asset retirement obligations		346	335	602
Loss (gain) on sale of investments and assets		1,112	(57,252)	(1,064)
Unrealized (gain) loss on held-for-trading financial instruments		(412)	(114)	1,801
Accretion expense on convertible notes		571	1,283	-
Interest income on convertible debenture		(703)	(339)	-
Write-down of investments and convertible debenture		4,492	22,794	12,232
Future income tax (recovery) expense		(2,087)	3,393	1,022
Increase in non-current taxes payable		-	3,180	-
Foreign exchange (gain) loss		(3,653)	(9,163)	28,085
Donation of shares		-	-	893
Increase (decrease) in non-cash working capital items	16	(35,003)	12,847	(237)
Cash generated by (used in) operating activities		(39,943)	(19,093)	23,620

Financing activities
Shares issued for cash		155,578	2,192	10,973
Share issue costs		(9,165)	-	-
Proceeds from issuance of convertible notes		-	138,000	-
Financing costs related to equity portion of convertible notes
financing		-	(1,473)	-
Cash generated by financing activities		146,413	138,719	10,973

Investing activities
Mineral property costs		(25,157)	(36,756)	(33,943)
Property, plant and equipment		(127,037)	(132,919)	(48,217)
Increase in value added tax recoverable (net)		(23,763)	(24,401)	(7,629)
Proceeds from sale (purchase) of marketable securities
and other investments		24,133	2,780	(2,639)
Proceeds from sale of silver bullion		-	39,648	-
Net proceeds from sale of mineral property		-	22,435	-
Reliant, net of cash		-	-	180
Other investments reclassified		-	-	(57,790)
Cash used in investing activities		(151,824)	(129,213)	(150,038)

Increase (decrease) in cash and cash equivalents		(45,354)	(9,587)	(115,445)

Cash and cash equivalents - Beginning of year		72,013	81,600	197,045

Cash and cash equivalents - End of year		26,659	72,013	81,600

Supplementary cash flow information (note 16)

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
Consolidated Statements of Comprehensive Income (Loss)
For the years ended December 31, 2009, 2008 and 2007
 (expressed in thousands of United States dollars)

	Note	2009	2008	2007
		$	$	$

Loss for the year		(13,193)	(5,946)	(33,965)

Other comprehensive income (loss)
Unrealized gain (loss) on marketable securities,	6b	7,367	(14,785)	(4,967)
net of tax
Reclassification of realized gain on sale of	6b	(1,513)	(1,734)	-
marketable securities, net of tax
Foreign exchange gain on marketable securities		1,968	-	-
Translation adjustment on foreign operations		-	(97,587)	71,986
Other comprehensive income (loss) for the year		7,822	(114,106)	67,019

Comprehensive income (loss) for the year		(5,371)	(120,052)	33,054

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
Consolidated Statements of Shareholders’ Equity
For the years ended December 31, 2009, 2008 and 2007
 (expressed in thousands of United States dollars)

			Values	Values		Accumulated
	Common Shares		assigned	assigned to		other	Retained	Total
	Number of		to stock	convertible	Contributed	comprehensive	earnings	shareholders'
	shares	Amount	options	notes	Surplus	income (loss)	(deficit)	equity
	(thousands)	$	$	$	$	$	$	$

Balance, December 31, 2006	61,646	370,196	17,460	-	510	6,308	(19,832)	374,642

EIC-172 transition adjustment	-	-	-	-	-	21,210	4,363	25,573
Issued for cash:
Exercise of options	887	10,973	-	-	-	-	-	10,973
For mineral property	9	338	-	-	-	-	-	338
Value assigned to options granted	-	-	14,443	-	-	-	-	14,443
Value of options exercised	-	4,197	(4,197)	-	-	-	-	-
Donations	27	893	-	-	-	-	-	893
Other comprehensive income	-	-	-	-	-	67,019	-	67,019
Loss for the year	-	-	-	-	-	-	(33,965)	(33,965)

Balance, December 31, 2007	62,569	386,597	27,706	-	510	94,537	(49,434)	459,916

Issued for cash:
Exercise of options	186	2,192	-	-	-	-	-	2,192
Value assigned to options granted	-	-	9,662	-	-	-	-	9,662
Value of options exercised	-	866	(866)	-	-	-	-	-
Value assigned to convertible notes	-	-	-	37,383	-	-	-	37,383
Other comprehensive loss	-	-	-	-	-	(114,106)	-	(114,106)
Loss for the year	-	-	-	-	-	-	(5,946)	(5,946)

Balance, December 31, 2008	62,755	389,655	36,502	37,383	510	(19,569)	(55,380)	389,101

Issued for cash:
Public offering	8,824	150,000	-	-	-	-	-	150,000
Share issue costs	-	(9,165)	-	-	-	-	-	(9,165)
Exercise of options	386	5,578	-	-	-	-	-	5,578
Value assigned to options granted	-	-	6,547	-	-	-	-	6,547
Value of options exercised	-	2,632	(2,632)	-	-	-	-	-
Other comprehensive income	-	-	-	-	-	7,822	-	7,822
Loss for the year	-	-	-	-	-	-	(13,193)	(13,193)

Balance, December 31, 2009	71,965	538,700	40,417	37,383	510	(11,747)	(68,573)	536,690

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

1	NATURE OF OPERATIONS

We are a silver resource company that has assembled a portfolio of silver-dominant projects since 1994.  These projects are located in seven countries in the Americas and Australia.  Prior to the year ended December 31, 2009, we were a development stage company.  With the Pirquitas Project entering production during 2009, we are now focused on operating and producing silver from our Pirquitas Mine, and on advancing our five other principal projects and project pipeline.  These include the San Luis Project, the Pitarrilla Project, the Diablillos Project, the Snowfield Project and the Brucejack Project.  In addition to our principal projects, we hold a geologically-diverse portfolio of other predominantly silver projects in various stages of exploration.  Certain of our projects also contain significant gold resources.

Management has estimated that we will have adequate funds from existing working capital to meet our corporate, development, administrative and property obligations for the coming year.  We will periodically need to obtain additional financing (see note 20 – Subsequent events), and while we have been successful in the past, there can be no assurance that we will be able to do so in the future.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, our ability to obtain necessary financing to complete the development of those properties, and upon future profitable production. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts amortized and/or written-off, and do not necessarily represent present or future values.

2	SIGNIFICANT ACCOUNTING POLICIES

Generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The significant differences between these principles and those that would be applied under U.S. generally accepted accounting principles and requirements promulgated by the Securities and Exchange Commission (collectively “U.S. GAAP”), as they affect the company, are disclosed in note 19.

Change in reporting currency

Effective January 1, 2009, we changed our reporting currency from the Canadian dollar to the U.S. dollar.  The change in reporting currency is to better reflect our business activities and to provide investors with comparability to other companies in the mining industry.  Prior to January 1, 2009, we reported our annual and quarterly consolidated financial statements in Canadian dollars.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2       SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

These consolidated financial statements have been translated to U.S. dollars in accordance with Emerging Issues Committee ("EIC") Abstract 130, “Translation Method when the Reporting Currency differs from the Measurement Currency or there is a Change in the Reporting Currency”.  These guidelines require that the comparative financial statements and corresponding notes are restated from Canadian dollars to U.S. dollars using the current rate method.  Under this method, all assets and liabilities are translated into U.S. dollars at the exchange rate prevailing at the balance sheet date; expense items are translated at the average rate of exchange for the period; one-time income or expense items are translated at the exchange rate on the date of the transaction; and the resulting translation adjustment is recorded as a cumulative translation adjustment (“CTA”) in accumulated other comprehensive income.

Basis of presentation

The consolidated financial statements include the accounts of the company and its wholly-owned subsidiaries, the most significant of which are presented in the following table:

Subsidiary	Location	Ownership	Project
Candelaria Mining Company	Delaware	100%	Candelaria
Mina Pirquitas, Inc.	Delaware	100%	Pirquitas
Maverick Silver Inc.	Nevada	100%	Maverick Springs
Sociedad Minera Berenguela S.A.	Peru	100%	Berenguela
Reliant Ventures S.A.C.	Peru	55%	San Luis
Minera Silver Standard Chile S.A.	Chile	100%	Challacollo
Pacific Rim Mining Corporation Argentina, S.A.	Argentina	100%	Diablillos
Silver Standard Australia Pty Limited	Australia	100%	Bowdens
777666 B.C. Ltd.	Canada	100%	Snowfield/Brucejack
Silver Standard Durango S.A. de C.V.	Mexico	100%	Pitarrilla
Silver Standard Exploraciones S.A. de C.V.	Mexico	100%	Veta Colorada

All inter-company transactions and balances have been eliminated on consolidation.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes. Significant areas where management’s judgment is applied are depreciation, the assessment of asset impairment, stock-based compensation, future income tax valuation reserves, ore reserve determinations and asset retirement obligations. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications of prior year balances have been made to conform to the current year presentation.  These reclassifications have had no impact on previously reported total current assets, total assets and working capital position, and do not affect previously reported cash flows from investing and financing activities.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2       SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Foreign currency translation

Effective January 1, 2009, we determined that our functional currency had changed from the Canadian dollar to the U.S. dollar as a result of a change in the nature of our operations.  As a result of the change in our functional currency, effective January 1, 2009, our integrated foreign currency operations have been translated to U.S. dollars using the temporal method on a prospective basis.  Under the temporal method, monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historic exchange rates; and income and expense items are translated at the average exchange rate for the period.  Translation gains and losses are recognized in the Consolidated Statement of Earnings (Loss).

Financial Instruments

As at December 31, 2009, our financial instruments are comprised of cash and cash equivalents, marketable securities, accounts receivable, restricted cash, convertible debenture receivable, other investments, accounts payable, accrued liabilities, and convertible notes.  The fair value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity or capacity of prompt liquidation.

Cash and cash equivalents

Cash and cash equivalents include cash, bank balances and short-term investments with original maturities of 90 days or less. Cash equivalents are composed of short-term investments held with provinces of Canada, and federally with Canada or the United States of America or their respective agencies.  Cash and cash equivalents are designated as held-for-trading and are stated at cost, which approximates market value.

Marketable securities

Marketable securities are reported at their fair market value based on quoted market prices.  Non-derivative based marketable securities are designated as available-for-sale financial instruments.  Derivative based marketable securities are designated as held-for-trading financial instruments as their default category.

Restricted cash

Restricted cash is designated as available-for-sale as it is not acquired for purpose of trading and has short-term maturity.

Convertible debenture receivable

Convertible debenture receivable consists of a note receivable component and a conversion feature component.  The note receivable component is designated as loans and receivable and is recorded at amortized cost.  The conversion feature is a derivative and is recorded at fair value based on the Black-Scholes model, with changes in fair value reflected in earnings.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2       SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Other investments

Other investments consist of note receivables received from restructuring of our asset-backed commercial paper investments.  As no quoted market price is available, these note receivables are reported at their fair value, estimated based on a combination of valuation techniques (see note 7).  Other investments are currently designated as available-for-sale and classified as non-current assets due to uncertainty in development of a secondary market.

Convertible notes

Convertible notes are designated as other liabilities and related transaction costs on the debt component are expensed as incurred.  Interest expense related to development expenditures incurred on the Pirquitas Project was capitalized to construction in progress until the commencement of production.

Inventories

Stockpiled ore, work in process and finished goods inventories are valued at the lower of cost and estimated net realizable value.  Cost includes all direct costs incurred in production including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs.  Production stripping costs are included in inventories as incurred.  Net realizable value is calculated as the estimated price at the time of sale based on prevailing and future metal prices less estimated future production costs to convert the inventories into saleable form.

Any write-downs of inventory to net realizable value are recorded as cost of sales in the Statement of Earnings (Loss).  If there is a subsequent increase in the value of inventories, the previous write-downs to net realizable value are reversed to the extent that the related inventory has not been sold.

Stockpiled ore inventory represents ore that has been extracted from the mine and is available for further processing.  Costs added to stockpiled ore inventory are valued based on current mining cost per tonne incurred up to the point of stockpiling the ore and are removed at the average cost per tonne.  Stockpiled ore tonnages are verified by periodic surveys.

Work in process inventory includes the coarse ore stockpile and in-circuit inventories in the milling process.  Finished goods inventory includes concentrates at our operations and in transit inventory.

Materials and supplies inventories are valued at the lower of average cost and net realizable value.  Costs include acquisition, freight and other directly attributable costs.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Mineral property costs and property, plant and equipment

Mineral property costs

We record our interests in mineral properties at cost.  Where applicable, cost includes acquisition costs, exploration and development expenditures, interest expense allocable to the cost of mine development and construction, and holding costs to maintain a property.  These costs are amortized using the units-of-production method against future production or are written-off if the properties are sold, allowed to lapse or abandoned.  General exploration is expensed in the period incurred.

Option payments received are treated as a reduction of the carrying value of the related mineral property and deferred costs until the payments are in excess of costs incurred, at which time they are then credited to income.  Option payments are at the discretion of the optionee, and accordingly, are accounted for on a cash basis or when receipt is reasonably assured.

Our management regularly reviews the recoverability of the carrying value of each mineral property.  Where information and conditions suggest impairment, estimated future cash flows are calculated using estimated future prices, proven and probable reserves, weighted probable outcomes and operating capital and reclamation costs on an undiscounted basis.  If it is determined that the future cash flows are less than the carrying value, a write-down to the estimated fair value is expensed for the period.  Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying values can be recovered.  If the carrying values exceed estimated recoverable values, then the costs are written-down to fair values with the write-down expensed in the year.

Management’s estimates of future mineral prices, recoverable resources, initial and operating capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs.  Although management has made its best estimate of these factors, it is possible that changes could occur that could adversely affect management’s estimate of the net cash flows to be generated from its properties.

Effective December 1, 2009, we determined that the significant mine and plant components at the Pirquitas mine were operating in the manner intended by management signifying the completion of the operational commissioning and testing phase and the commencement of production.  Management determines the operational commissioning and testing phase to be completed when testing of significant mine and plant components is complete, operating results are being achieved consistently for a period of time, and there are indicators that these operating results will continue.

Revenue from the sale of concentrate, net of related costs, earned prior to the commencement of production is recorded as a reduction of deferred exploration and development expenditures.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2       SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation.  Depreciation is calculated on a straight-line basis over the useful life of the asset, ranging from two to fourteen years, once the asset is put in service. Construction in progress is recorded at cost and re-allocated to mining equipment and machinery when it becomes available for use.  Depreciation for mining equipment and machinery is calculated on a straight-line basis over the useful life of the equipment, or the life of mine, when it becomes available for use.  Leasehold improvements are amortized over the shorter of their economic lives and the lease term plus lease renewals, if any, only when such renewals are reasonably assured.  Depreciation charges on assets that are directly related to mineral properties are allocated to that mineral property.

We assess if an impairment loss exists when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  An impairment loss is recognized if the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition.  The amount of the loss is measured as the amount by which the long-lived asset’s carrying value exceeds its fair value.

Where an item of property, plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of property, plant and equipment.

Revenue recognition

Revenue is recognized upon delivery when title and risk of ownership of metal bearing concentrate passes to the buyer and when collection is reasonably assured.   This occurs when title and insurance risk have passed to the customer and the goods have been delivered to a contractually agreed location.  Product pricing is determined at the point revenue is recognized by reference to active and freely traded commodity markets.

Concentrate sales with third-party smelters are provisionally priced, such that the price is not settled until a predetermined future date, typically one month after delivery to the customer, based on the market price at that time.  The contract provides for a provisional payment based upon provisional assays and quoted metal prices.  Revenues are recorded under these contracts at the time title passes to the buyer based on forward prices for the expected date of the final settlement, generally from one to three months after shipment.  As a result, the value of our concentrate receivables changes as the underlying commodity market prices vary.  This component of the contract is an embedded derivative, which is recorded at fair value with changes in fair value recorded in revenues.  Adjustments to revenue for metal prices are recorded monthly and other adjustments related to the final settlement of weights and assays are recorded on final settlement.  Revenue from the sale of metal concentrate is recorded net of charges for treatment, refining and smelting.

Revenues from the sale of material by-products are included within revenue.  Where a by-product is not regarded as significant, sales proceeds may be credited against cost of sales.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2       SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Stripping costs

Stripping costs comprise the removal of overburden and other waste material from the mine.  Stripping costs incurred during the development of a mine are capitalized and depleted on a unit-of production basis, using estimated total proven and probable reserves as the depletion base.

Stripping costs incurred during the production phase are variable production costs that are included in the costs of production during the period that the stripping costs are incurred.  Stripping costs resulting in a future benefit of the mineral property by providing access to additional ore reserves are capitalized and amortized over the relevant mineral reserves.

Asset retirement obligations

We recognize a liability for our legal obligations associated with the retirement of property, plant and equipment when the liability is incurred. A liability is recognized initially at fair value and the resulting amount is capitalized as part of the asset’s carrying value unless the asset has been previously written-off, in which case the amount is expensed. The liability is accreted over time through periodic charges to earnings. In subsequent periods, we adjust the carrying amounts of the asset and the liability for changes in estimates of the amount or timing of underlying future cash flows.  The fair value of the legal obligation for asset retirement is assessed each reporting period.

It is reasonably possible that our estimates of our ultimate reclamation and site restoration liability could change as a result of changes in regulations or cost estimates. The effect of changes in estimated costs is recognized on a prospective basis.

  Stock-based compensation

Compensation expense for stock options granted to employees or non-employees is measured at fair value using the Black-Scholes valuation model and is recognized over the vesting period of the options granted.  In situations where stock options are granted in exchange for services directly related to specific mineral properties, the expense is capitalized against that mineral property.  The value assigned to stock options shown on the balance sheet is subsequently reduced if the options are exercised and the amount so reduced is then credited to share capital.  Any values assigned to stock options that have expired are transferred to contributed surplus.

  Income taxes

The liability method of income tax allocation is used and is based on differences between the accounting and tax bases of assets and liabilities. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2       SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

 Borrowing costs

Borrowing costs directly attributable to the acquisition or construction of qualifying assets are capitalized as part of the cost of the asset until the asset is substantially ready for its intended use.  Other borrowing costs are recognized as an expense in the period incurred.

Earnings (loss) per common share

Earnings (loss) per share is calculated based on the weighted average number of common shares issued and outstanding during the year.  We follow the treasury stock method in the calculation of diluted earnings per share.  Under this method, the weighted average number of shares includes the potential net issuances of common shares for “in-the-money” options and warrants assuming the proceeds are used to repurchase common shares at the average market price during the period, if dilutive.  The effect of potential issuances of shares under options and warrants would be anti-dilutive if a loss is reported, and therefore basic and diluted losses per share are the same.

Recent accounting pronouncements

Recent accounting pronouncements issued which may impact us in the future are as follows:

Financial Instruments

Amendments to Canadian Institute of Chartered Accountants Handbook (“CICA”) Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, related to clarification on the recognition of prepayment options embedded in a debt instrument and on the calculation of interest on a financial asset after recognition of an impairment loss are effective January 1, 2011 on a prospective basis, with early adoption permitted.   We have elected to adopt this standard on a prospective basis effective January 1, 2010.  We do not expect the adoption of these amendments to have a material impact on our consolidated financial statements.

Business combinations and related sections

CICA Handbook Sections 1582, “Business Combinations”, 1601, “Consolidated Financial Statements”, and 1602 “Non-Controlling Interests”, replace CICA Handbook Sections 1581 and 1600.  The new standards revise guidance on the determination of the carrying amount of assets acquired and liabilities assumed, goodwill and accounting for non-controlling interests at the time of a business combination.  These standards are effective January 1, 2011 prospectively, with early adoption permitted.

We have elected to adopt CICA Handbook Sections 1582, 1601 and 1602 on a prospective basis effective January 1, 2010.  The adoption of these standards is not expected to have a material impact on our consolidated financial statements.

International Financial Reporting Standards

Effective January 1, 2011, our primary basis of accounting will change to International Financial Reporting Standards.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

3       CHANGES IN ACCOUNTING POLICIES

a)   Mining exploration costs

Effective March 27, 2009, we adopted EIC-174, “Mining Exploration Costs”.  This standard provides guidance on the capitalization of exploration costs related to mining properties, in particular, and on impairment of long-lived assets.  The adoption of this standard did not have a material impact on our consolidated financial statements.

b)   Goodwill and intangible assets

Effective January 1, 2009, we adopted CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which replaced CICA Handbook Section 3062, “Goodwill and Other Intangible Assets,” and CICA Handbook Section 3450, “Research and Development Costs,” and EIC-27, “Revenues and Expenditures during the Pre-operating Period”. The standard reinforces the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarifies the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that may not meet the definition and recognition criteria are eliminated.  The adoption of this standard did not have a material impact on our consolidated financial statements.

c)   Credit risk and the fair value of financial assets and financial liabilities

Effective January 1, 2009, we adopted EIC Abstract 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”.  This standard requires companies to take into account their own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments.  The adoption of this standard did not have a material impact on our consolidated financial statements.

d)   Financial instruments

We adopted amendments to CICA Handbook Section 3855 effective January 1, 2009. Amendments to this section have added guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category; changed the categories into which a debt instrument is required or permitted to be classified; changed the impairment model for held-to-maturity financial assets to the incurred credit loss model of CICA Handbook Section 3025, “Impaired Loans”; and require reversal of previously recognized impairment losses on available-for-sale financial assets in specified circumstances.  Adoption of these amendments did not result in a material impact on our consolidated financial statements.

We also adopted the amendments to CICA Handbook Section 3862, “Financial Instruments – Disclosures”, which was amended to improve financial instrument disclosures to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures.  The impact of adopting these amendments for the year ended December 31, 2009 resulted in additional disclosures included within these consolidated financial statements.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

4       SILVER BULLION

In March 2008, we sold our silver bullion for cash proceeds of $39,648,000, which resulted in a gain of $23,699,000.  No tax expense was recorded as we had sufficient tax pools to offset the taxable gain on the sale.

5       INVENTORIES

	2009	2008
	$	$

Finished goods	6,141	-
Work in process	343	-
Stockpiled ore	8,967	-
Materials and supplies	5,114	-
	20,565	-

The amount of inventories recognized as an expense during the year is $7,572,000 (2008 - $nil, 2007 - $nil) included in operating costs.  Total inventory impairment for the year included in operating costs is $1,022,000 (2008 - $nil, 2007 - $nil).

6       FINANCIAL INSTRUMENTS

As at December 31, 2009, the carrying and fair values of our financial instruments by category are as follows:

						2009
	Held for	Loans &	Available	Other financial	Carrying	Fair
	trading	receivables	for sale	liabilities	value	value
Financial assets	$	$	$	$	$	$
Cash and cash equivalents	26,659	-	-	-	26,659	26,659
Marketable securities (note 6b)	-	-	17,863	-	17,863	17,863
Accounts receivable	-	6,238	-	-	6,238	6,238
Restricted cash (note 11)	-	-	1,934	-	1,934	1,934
Convertible debenture (note 6c) (1)	475	5,606	-	-	6,081	6,587
	27,134	11,844	19,797	-	58,775	59,281
Financial liabilities
Accounts payable and
and accrued liabilities	-	-	-	48,265	48,265	48,265
Convertible notes (note 10) (2)	-	-	-	112,815	112,815	129,030
	-	-	-	161,080	161,080	177,295

(1) The fair value of our convertible debenture is estimated using the discounted cash flow method at market rates on the balance sheet date. The fair value relates to both the debt and equity components of our convertible debenture.

(2) The fair value of our convertible notes is estimated using average market quoted prices provided by market makers in the over-the-countermarket on the balance sheet date.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

6          FINANCIAL INSTRUMENTS (Cont’d)

(a)  Fair value hierarchy

CICA Handbook Section 3862 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.

	Fair Value at December 31, 2009
	Total	Level 1	Level 2	Level 3
	$	$	$	$

Assets:
Cash and cash equivalents	26,659	26,659	-	-
Marketable securities	17,863	17,863	-	-
Trade receivables from provisional invoices	887	-	887	-
Restricted cash	1,934	1,934	-	-
Convertible debenture receivable	5,606	-	5,606	-
Derivatives	475	-	475	-
	53,424	46,456	6,968	-
Liabilities:
Long-term convertible notes	129,030	-	129,030	-
	129,030	-	129,030	-

The three levels of the fair value hierarchy established by Section 3862 are as follows:

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Cash and cash equivalents and restricted cash are valued using quoted market prices.  Marketable securities, consisting of available-for–sale investments with no trading restrictions, are valued using a market approach based upon unadjusted quoted prices for identical assets in an active market obtained from securities exchanges.  As a result, these financial assets have been included in Level 1 of the fair value hierarchy.

Level 2:	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full contractual term.

Trade receivables from provisional invoices for concentrate sales are included within Level 2, as they are valued using quoted market prices for similar assets such as the forward price curves for silver and gold.

Our convertible debenture receivable and derivatives are included in Level 2 of the fair value hierarchy as they are valued using price models or discounted cash flow models.  These models require a variety of inputs, including, but not limited to, contractual terms, market prices, forward price curves, yield curves and credit spreads.  Our long-term convertible debt is included within Level 2 of the fair value hierarchy as it is valued based on market quoted prices provided by market makers in the over-the-counter market on the balance sheet date.

Level 3:
Inputs for the asset or liability are not based on observable market data.  We include our investments in asset-backed commercial paper as Level 3 in the fair value hierarchy because they trade infrequently.  We review these instruments periodically and estimate an impairment charge based on management’s best estimates, which are unobservable inputs.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

6	FINANCIAL INSTRUMENTS (Cont’d)

 (b)  Marketable Securities

At December 31, 2009, we held marketable securities designated as available-for-sale with total fair value of $17,863,000 (2008 - $10,923,000) and total cost of $7,732,000 (2008 - $8,533,000).  The mark-to-market gain (loss) for these instruments at December 31 is as follows:

Available for sale	Mark-to-market gain (loss) in OCI
	2009	2008	2007
	$	$	$

Unrealized gain (loss) on marketable securities	8,712	(22,713)	(5,989)
Future tax expense (recovery) in OCI	(1,345)	3,503	1,022
	7,367	(19,210)	(4,967)

Reclassification adjustment for realized gains included in net loss,	(1,513)	(1,734)	-
net of tax - $311 (2008 - $356; 2007: $nil)
Reclassification adjustment for unrealized impairment losses included	-	4,425	-
	5,854	(16,519)	(4,967)

Held for trading	Mark-to-market loss in net loss
	2009	2008	2007
	$	$	$
Loss on warrants held	-	(27)	(362)

Our warrants designated as held-for-trading expired in February 2009.  At December 31, 2008, the warrants had a fair value of $nil, resulting in a mark-to-market loss of $27,000.

(c)  Convertible debenture receivable

In July 2008, we received a C$10 million convertible debenture  from Aurcana Corporation (“Aurcana”) as part of the consideration we received for the sale of the Shafter Silver Project.  In July 2009, Aurcana negotiated a revision to the coupon rate on the debenture from 3% per year to 1.5% in the first year and 4% per year thereafter.  We received our first coupon payment of $134,000 on July 15, 2009.  As a result of this restructuring, we recorded a write-down of $2,002,000 during the year ended December 31, 2009, including $118,000 of accrued interest and $1,884,000 on our convertible debenture receivable.

At December 31, 2009, the carrying value of the debenture was $6,081,000 (2008 - $5,973,000).  Of this amount, $5,606,000 (2008 - $5,923,000) represents the carrying value of the note receivable component estimated using the discounted cash flow model method and $475,000 (2008 - $50,000) represents the fair value of the conversion feature using the Black-Scholes method.

For the year ended December 31, 2009, interest and accretion income of $999,000 (2008 - $493,000) was recorded in earnings in relation to the note receivable component and an unrealized gain of $412,000 (2008 - unrealized loss of $1,389,000) was recorded in relation to adjusting the fair value of the conversion feature.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

6	FINANCIAL INSTRUMENTS (Cont’d)

 (d)  Financial Risk Management

Our activities expose us to a variety of financial risks, including credit risk, liquidity risk and market risk.  From time to time, we may use foreign exchange contracts, commodity price contracts and interest rate swaps to manage exposure to fluctuations in foreign exchange, metal prices and interest rates.  We do not have a practice of trading derivatives.  In the past, our use of derivatives was limited to specific programs to manage fluctuations in foreign exchange risk, which are subject to the oversight of the Board of Directors.

Credit Risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations.  Our credit risk arises primarily with respect to our cash and cash equivalents, accounts receivable, convertible debenture receivable and value added tax recoverable.  We have established internal policies to mitigate our exposure to credit risk, including limiting the concentration of credit risk, ensuring a minimum credit worthiness of customers and monitoring liquidity of available funds.  We manage our credit risk on cash and cash equivalents by investing only in government obligations and the credit risk associated with these investments is considered to be low.  At December 31, 2009, there were no significant concentrations of credit risk and no amounts were held as collateral.

During 2009, we sold all of our concentrate production to one customer.  Our customer is a large international organization and our credit risk associated with trade receivables is considered to be low.  We have not experienced any bad debts with this customer.

During the year ended December 31, 2009, we renegotiated the terms associated with our convertible debenture receivable (note 6(c)).

Argentinean law states that valued added tax (“VAT”) paid is recoverable once the company reaches the production stage.  We commenced production at our Pirquitas property on December 1, 2009 and as a result, we are in the process of applying to the Argentinean government to recover our VAT.

Our maximum exposure to credit risk at December 31, 2009 is as follows:

	2009	2008
	$	$

Cash and cash equivalents	26,659	72,013
Accounts receivable	6,238	2,772
Convertible debenture receivable	5,606	5,923
Value added tax recoverable	54,095	30,332
	92,598	111,040

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

6	FINANCIAL INSTRUMENTS (Cont’d)

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities.  We have in place a planning and budgeting process to assist in determining the funds required to support our normal operating requirements on an ongoing basis as well as our expansion plans.  We manage liquidity risk by ensuring sufficient resources are available to meet short-term business requirements, taking into account our anticipated cash flows from operations and our cash and cash equivalent balances.

We ensure that there is sufficient capital to meet our long-term obligations by continuously monitoring and reviewing actual and forecasted cash flows, and match the maturity profile of financial assets to development, capital and operating needs.  If necessary, we may raise funds through the issuance of debt, equity, or monetization of non-core assets.  We believe our sources will be sufficient to cover our short-term and long-term cash requirements.

We enter into contracts that give rise to commitments for future minimum payments in the normal course of business.  The following table summarizes the remaining undiscounted contractual maturities of our financial liabilities and operating and capital commitments at December 31:

	Less than	1 to 3 years	4 to 5 years	Over 5 years	Total
	1 year
	$	$	$	$	$

Accounts payable and accrued liabilities	48,265	-	-	-	48,265
Asset retirement obligations	341	2,486	2,404	19,135	24,366
Long-term convertible note repayments *	-	-	138,000	-	138,000
Interest on convertible notes *	6,210	12,420	9,315	-	27,945
Capital expenditure commitments	3,451	3,177	724	-	7,352
Minimum rental and lease payments	486	1,008	130	-	1,624
	58,753	19,091	150,573	19,135	247,552

* Convertible notes are due in 2028 but are expected to be repaid in 2013. The notes bear an interest rate of 4.5%
per annum and are convertible into common shares at a fixed conversion rate upon specified events.

Market Risk

i)	Foreign Exchange Risk

We operate projects in seven different countries and therefore, foreign exchange risk exposures arise from transactions denominated in foreign currencies.  Our foreign exchange risk arises primarily with respect to the Canadian dollar and Argentine peso.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

6	FINANCIAL INSTRUMENTS (Cont’d)

As at December 31, our exposure to foreign exchange risk in currencies other than the U.S. dollar is as follows:

	December 31, 2009
	Cash and cash equivalents and restricted cash	Convertible debenture	Value added tax recoverable	Accounts payable and accrued liabilities
	$	$	$	$

Canadian dollar	3,494	6,081	-	(1,658)
Mexican peso	214	-	515	(160)
Argentinean peso	4,094	-	54,095	(17,009)
Australian dollar	132	-	-	(19)
Peruvian soles	35	-	-	(180)
	7,969	6,081	54,610	(19,026)

During the year, we recognized a foreign exchange gain of $4,993,000 (2008 - $200,000; 2007 – loss of $3,282,000).  Based on the above net exposures at December 31, 2009, a 10% depreciation or appreciation of the above currencies against the U.S. dollar would result in a decrease or increase, respectively, in our net earnings by $4,961,000.

ii)	Interest Rate Risk

Our interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents.  Cash and cash equivalents earn interest based on market interest rates.  Our long-term note receivable and long-term debt have fixed interest rates and are not exposed to interest rate risk.

As at December 31, 2009, the weighted average interest rate of our cash equivalents investment was 0.08% (2008 - 0.55%).  With other variables unchanged, a 1% increase (decrease) in the interest rate would increase (decrease) our net earnings by $643,000 (2008 - $1,584,000).

iii)	Commodity Price Risk

Our profitability and long-term viability will depend, in large part, on the market price of silver, gold, tin, zinc, lead and copper. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including:

•	global or regional consumption patterns;

•	the supply of, and demand for, these metals;

•	speculative activities;

•	the availability and costs of metal substitutes;

•	expectations for inflation; and

•	political and economic conditions, including interest rates and currency values.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

6      FINANCIAL INSTRUMENTS (Cont’d)

We cannot predict the effect of these factors on metal prices. A decrease in the market price of silver and other metals would affect the profitability of the Pirquitas Project and could affect our ability to finance the exploration and development of any of our other mineral properties. The market price of silver and other metals may be subject to significant fluctuations.  In particular, an increase in worldwide supply, and consequent downward pressure on prices, may result over the longer term from increased silver production from mines developed or expanded as a result of current metal price levels.

7	OTHER INVESTMENTS

As at December 31, 2008, we had a total of $46,629,000 (C$57,102,000) invested in Canadian asset-backed commercial paper (“ABCP”).  At the dates at which we acquired the investments, the non-bank sponsored ABCP was rated R-1 high by DBRS Limited, the highest credit rating for commercial paper.  In August 2007, the ABCP market experienced liquidity problems and was subsequently frozen.

At December 31, 2008 and 2007 we estimated the fair values of our ABCP investments using a valuation technique which incorporated a probability weighted approach applied to discounted future cash flows, which resulted in a write-down to fair value of $21,803,000 in 2008 and $45,645,000 in 2007.  We recorded an impairment of $17,903,000 in 2008 and $12,232,000 in 2007.

On January 28, 2009, we received restructured notes with a face value of C$57,142,000.  At the time of receipt of the restructured notes, we also received a retroactive interest payment on our original notes covering the period from August 2007 to August 2008 of $1,630,000.  During the year ended December 31, 2009, we received additional retroactive interest payments totalling $624,000 covering the period from September 2008 to January 2009 and $393,000 in interest payments on the restructured notes.

In November 2009, we sold our Class A-1 and A-2 ABCP notes for net proceeds of $20,107,000 (C$21,215,000) resulting in a loss on sale of $3,103,000.  The carrying value of our remaining ABCP investment of $2,113,000 was written off during the year.

8       VALUE ADDED TAX RECOVERABLE

We have recorded the value added tax (“VAT”) paid in Argentina and related to the Pirquitas property as a recoverable asset.  Argentinean law states that VAT paid is recoverable once the company reaches the production stage.  We commenced production at our Pirquitas property on December 1, 2009 and as a result, we are in the process of applying to the Argentinean government to recover our VAT.  The amount recoverable at December 31, 2009 is estimated to be $54,095,000 (2008 - $30,332,000).

In countries where we have paid VAT and where there is uncertainty of the recoverability, the VAT payments have either been deferred within mineral property costs or expensed if it relates to mineral exploration.  If we ultimately recover amounts that have been deferred, the amount received will be applied to reduce mineral property costs.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

9       MINERAL PROPERTIES AND PROPERTY, PLANT AND EQUIPMENT

	December 31, 2009			December 31, 2008
		Accum.	Net Book		Accum.	Net Book
	Cost	Amort.	Value	Cost	Amort.	Value
	$	$	$	$	$	$

Mineral properties
Depletable producing properties	180,636	(618)	180,018	-	-	-
Non-depletable development properties	-	-	-	95,960	-	95,960
Non-depletable exploration properties	191,047	-	191,047	162,872	-	162,872
	371,683	(618)	371,065	258,832	-	258,832

Construction in progress
Pirquitas, Argentina	8,015	-	8,015	142,777	-	142,777

Property, plant and equipment
Building, mining equipment and machinery	247,214	(15,431)	231,783	18,728	(869)	17,859
Other	3,268	(1,513)	1,755	2,829	(1,107)	1,722
	250,482	(16,944)	233,538	21,557	(1,976)	19,581

	630,180	(17,562)	612,618	423,166	(1,976)	421,190

On December 1, 2009, we re-classified Pirquitas construction in progress costs of $231,675,000 to their appropriate asset classes.  Of this amount, $220,575,000 was re-classified to property plant and equipment and $11,100,000 was allocated to depletable producing properties.

During the year, we recorded $14,968,000 (2008 – $1,023,000; 2007 – $725,000) of depreciation on property, plant, and equipment, of which $229,000 (2008 – $288,000; 2007 – $296,000) was charged to the Consolidated Statements of Earnings (Loss), $13,224,000 (2008 – $735,000; 2007 –$429,000) was deferred as mineral property costs and $1,515,000 (2008 – $nil; 2007 –$nil) was allocated to inventory.  We revised our estimate with respect to the pattern of consumption of our depreciable property, plant and equipment assets during the year, which resulted in $8,879,000 of additional depreciation.

At December 31, mineral property costs are as follows:

	December 31, 2009				December 31, 2008
	Acquisition	Exploration	Future tax	Total	Total
	costs	costs	effects
Exploration Projects	$	$	$	$	$

Diablillos, Argentina	4,516	12,016	-	16,532	14,803
Bowdens, Australia	8,902	7,423	3,515	19,840	18,834
Snowfield, Canada	102	17,960	-	18,062	7,719
BruceJack, Canada	1,954	1,025	-	2,979	2,979
Sunrise Lake, Canada	1,008	64	-	1,072	1,066
Silvertip, Canada	-	-	-	-	1,742
Challacollo, Chile	2,659	4,390	-	7,049	7,026
Pitarrilla, Mexico	10,981	49,261	2,497	62,739	56,992
San Marcial, Mexico	1,020	464	124	1,608	1,706
Veta Colorada, Mexico	3,689	1,001	-	4,690	4,689
Berenguela, Peru	10,594	3,326	7,189	21,109	19,013
San Luis, Peru	457	19,593	2,040	22,090	14,951
Candelaria, United States	2,434	3,279	348	6,061	5,772
Maverick Springs, United States	565	1,975	41	2,581	2,495
Other exploration projects	942	2,912	781	4,635	3,085

	49,823	124,689	16,535	191,047	162,872

Exploration Project Held for Sale (note 20)

Silvertip, Canada	1,485	374	-	1,859	-

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

9       MINERAL PROPERTIES AND PROPERTY, PLANT AND EQUIPMENT (Cont’d)

In June 2009, we completed the sale of our remaining 25% interest in the San Juan property located in Durango State, Mexico to Orko Silver Corp. (“Orko”).  Under the terms of the agreement, Orko paid us total consideration of $202,000, consisting of 306,000 shares of Orko.  The sale resulted in a gain of $167,000.

During the year ended December 31, 2009, we allowed our mineral rights for the La Bandera project ($58,000) in Mexico and Veca project ($319,000) in Peru to lapse.  As a result, a $377,000 write-down of mineral property was recorded to net loss for the period.

As at December 31, 2009, we reclassified mineral property costs of $1,859,000 related to the Silvertip Project as held for sale.  We completed the sale of Silvertip in February 2010 (note 20).

On July 17, 2008, we closed the sale of the Shafter Silver Project in Presidio County, Texas, to Aurcana Corporation (“Aurcana”).  Under the terms of the agreement, Aurcana paid us total consideration of $38,133,000 (C$38,210,000) consisting of $22,954,000 (C$23,000,000) in cash, 15 million Aurcana common shares with a fair value of $6,886,000 and a $9,980,000 (C$10,000,000) convertible debenture with a fair value of $8,293,000.  After deducting transaction costs of $519,000, sale of the Shafter Silver Project resulted in a gain on sale of mineral property of $31,463,000 (after-tax gain of $18,120,000).

10     LONG-TERM CONVERTIBLE NOTES

In February 2008, we sold $138,000,000 in senior convertible notes (“Notes”) for net proceeds of $132,753,000 after payment of commissions and expenses related to the offering.  The unsecured Notes mature on March 1, 2028 and bear an interest rate of 4.5% per annum, payable semi-annually.  The Notes will be convertible into our common shares at a fixed conversion rate, subject to certain anti-dilution adjustments, only in the following events:

a.	during specified consecutive trading periods, if the market price of our common shares exceeds 130% of the conversion price of the Notes,

b.	the trading price of the Notes falls to 97% or less of the amount equal to the then prevailing price of our common shares, multiplied by the applicable conversion rate,

c.	the Notes are called for redemption,

d.	upon the occurrence of specified corporate transactions, or

e.	during specified periods in early 2013 and 2028.

On conversion, holders of the Notes will receive cash and, if applicable, common shares (or, at our election, in lieu of such common shares, cash or any combination of cash and common shares).  In addition, if certain fundamental changes occur to us, holders of the Notes may be entitled to an increased conversion rate.  The Notes will be convertible into our common shares at an initial conversion rate of 23.0792 common shares per $1,000 principal amount of Notes converted, representing an initial conversion price of approximately $43.33 per common share.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

10     LONG-TERM CONVERTIBLE NOTES (Cont’d)

Holders of the Notes will have the right to require us to repurchase all or part of their Notes on March 1 of each of 2013, 2018 and 2023, and upon certain fundamental corporate changes.  The repurchase price will be equal to 100% of the principal amount of the Notes being converted, plus accrued and unpaid interest to, but excluding, the repurchase date.  Subject to specified conditions, we shall pay the purchase price in cash.  On and after March 5, 2013, we may redeem all or part of the Notes for cash at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.  All principal and interest payments are denominated in U.S. Dollars.

The face value of the Notes was allocated between debt and equity components at initial recognition for accounting purposes.  The fair value of the debt portion of $99,144,000 was estimated using a discounted cash flow model method.  The fair value of the equity component of $38,856,000 was estimated using the residual value method.  The debt component of the Notes is accreted over an expected life of 5 years using the effective interest method.  Total financing fees associated with the transaction were $5,246,000, of which $3,773,000 was charged to net income for the period and $1,473,000 was charged to equity.

At December 31, 2009, the carrying value of accrued interest related to the Notes was $2,076,000 (2008 - $2,066,000) and the long-term portion was $110,739,000 (2008 - $104,046,000).  During 2009, accretion expense and interest expense related to the convertible notes was $6,693,000 (2008 - $5,033,000) and $6,210,000 (2008 - $5,373,000) respectively.  Of this amount, interest and accretion expense of $11,808,000 (2008 – $7,681,000) was capitalized to construction in progress and $1,095,000 (2008 - $2,726,000) was recognized as expense.

11	ASSET RETIREMENT OBLIGATIONS

During the year ended December 31, 2009, we expensed $366,000 (2008 - $318,000, 2007 - $728,000) in on-going, non-legally required environmental and reclamation costs, accretion of asset retirement obligations and changes in the provision for asset retirement obligations.

At December 31, 2009, $11,491,000 (2008 - $3,463,000) was recorded by us as a provision for future asset retirement obligation expenses for our various mineral properties, of which $341,000 (2008 - $234,000) is considered current.

Our asset retirement obligations relate to legal obligations associated with site restoration and clean-up costs of our various mineral properties. The properties that comprise the majority of the obligations are the Duthie and Silver Standard Mine properties located in British Columbia, Canada, Pitarrilla and Veta Colorada properties located in Mexico, San Luis in Peru and the Pirquitas property located in Argentina.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

11	ASSET RETIREMENT OBLIGATIONS (Cont’d)

A reconciliation of the provision for asset retirement obligations at December 31 is as follows:

	2009	2008
	$	$

Balance, beginning of year	3,463	3,902

Liabilities settled during the year	(23)	(558)
Accretion expense	300	148
Foreign exchange (loss) gain	426	(800)
Revisions and new estimated cash flows	7,325	771
Balance, end of year	11,491	3,463

Balance sheet presentation
Current portion	341	234
Long-term portion	11,150	3,229
Balance, end of year	11,491	3,463

The provision for asset retirement obligations is based on the following key assumptions:
•	Present value of total asset retirement obligations is $11,491,000 (2008 - $3,463,000), reflecting payments for approximately the next 14 years
•	Total undiscounted value of these payments is $24,366,000 (2008 - $7,202,000)
•	Present value was determined using a credit adjusted risk-free rate of 9% - 12%

Our change in estimate related to revisions and new estimated cash flows for the year ended December 31, 2009 of $7,325,000 is primarily the result of increased disturbance and the substantial completion of construction at the Pirquitas mine during the year.

At December 31, 2009, we have lodged $1,934,000 (2008 - $1,793,000) in security deposits with various government agencies in relation to our reclamation obligations. Of the amount lodged, $191,000 (2008 - $156,000) is in the form of cash deposits and $1,743,000 (2008 - $1,637,000) as security for a reclamation bond for the Candelaria property.

12	SHAREHOLDERS’ EQUITY

(a)	Capital Stock

At December 31, 2009, we had unlimited authorized common shares and 71,964,708 common shares issued and outstanding (2008 – 62,755,547).

During the year, we closed public share offerings of 8,823,529 common shares at a price of $17.00 per share, for aggregate gross proceeds of $150,000,000. After deducting underwriting fees and estimated offering expenses of $9,165,000, net proceeds were $140,835,000.

Subsequent to year end, we closed a public offering of 6,729,000 common shares at a price of $17.00 per share for aggregate gross proceeds of $114,389,000 (see note 20).

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

12	SHAREHOLDERS’ EQUITY (Cont’d)

(b)	Stock Options

We have a comprehensive stock option plan for our employees, officers and self-employed consultants. The plan provides for the issuance of incentive options to acquire up to a total of 10% of the issued and outstanding common shares of the company. The exercise price of each option shall not be less than the closing market price of the company’s stock on the award date. The options can be granted for a maximum term of 10 years with vesting provisions determined by the company.  Currently, the vesting periods range up to three years.  New shares from treasury are issued on the exercise of stock options.

The changes in stock options issued are as follows:

		2009		2008		2007
	Number	Weighted	Number	Weighted	Number	Weighted
	of options	average	of options	average	of shares	average
		exercise		exercise		exercise
		price		price		price
		(C$/option)		(C$/options)		(C$/option)

Outstanding, beginning of year	5,016,250	26.37	4,419,350	27.77	4,455,950	22.68
Granted	889,500	24.18	810,000	15.47	985,000	37.54
Exercised	(385,632)	15.63	(186,100)	12.46	(886,600)	13.30
Forfeited	(249,000)	34.65	(27,000)	24.31	(135,000)	26.16

Outstanding, end of year	5,271,118	26.40	5,016,250	26.37	4,419,350	27.77

Exercisable, end of year	3,881,933	28.41	2,962,250	29.03	2,310,350	26.04

As of December 31, 2009, incentive stock options represent 7.3% (2008 – 8.0%) of issued and outstanding common capital.  The aggregate intrinsic values of vested share options (the market value less the exercise value) at December 31, 2009 and 2008 were $11,859,000 (C$12,412,000) and $2,576,000 (C$3,155,000), respectively.

The following table summarizes information about stock options outstanding and exercisable at December 31, 2009:

		Options outstanding		Options exercisable
Exercise prices	Options	Weighted average exercise price	Weighted average remaining contractual life	Options	Weighted average exercise price
(C$)	outstanding	(C$/option)	(years)	exercisable	(C$/option)

10.50 – 11.50	611,168	11.46	9.0	201,483	11.45
16.73 – 18.73	639,950	16.81	1.0	639,950	16.81
21.07 – 29.02	1,911,000	23.55	5.6	946,500	22.53
32.08 – 40.62	2,109,000	36.21	2.3	2,094,000	36.24

	5,271,118	26.40	4.1	3,881,933	28.41

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

12       SHAREHOLDERS’ EQUITY (Cont’d)

During the year ended December 31, 2009, 889,500 (2008 - 810,000) options were granted to employees and consultants at a weighted average strike price of C$24.18 (2008 - C$15.47).  The average fair value of the options were granted in 2009 and 2008 were $12.04 (C$12.60) and $7.01 (C$8.59), respectively, based on the Black-Scholes option pricing model.  We amortize the fair value of stock options on a graded basis over the respective vesting period of the stock options.  At December 31, 2009, the non-vested stock option expense not yet recognized was $12,374,000 (2008 - $7,653,000) and this expense is expected to be recognized over the next 3 years.

The allocation of fair value of options was as follow:

	2009	2008	2007
	$	$	$
Consolidated Balance Sheets
Mineral property costs	228	61	488

Consolidated Statements of Earnings (Loss)
Stock based compensation - Employee salaries and benefits	5,338	7,625	11,346
Stock based compensation - General and administration	981	1,976	2,609
	6,319	9,601	13,955

Total stock based compensation	6,547	9,662	14,443

The fair value of stock options for all options issued was estimated at the grant date based on the Black-Scholes option pricing model, using the following weighted average assumptions:

	2009	2008	2007

Expected dividend yield (%)	Nil	Nil	Nil
Average risk-free interest rate (%)	2.7	3.1	4.2
Expected life (years)	6.1	5.8	3.0
Expected volatility (%)	57	56	42

Option pricing models require the input of highly subjective assumptions.  The expected life of the options considered such factors as the average length of time similar option grants in the past have remained outstanding prior to exercise and the vesting period of the grants.  Volatility was estimated based upon historical price observations over the expected term.  Changes in the subjective input assumptions can materially affect the estimated fair value of the options.

(c)	Convertible Senior Notes due 2028

In February 2008, we sold $138,000,000 in senior convertible notes (“Notes”).  The Notes will be convertible into Silver Standard common shares at a fixed conversion rate of $43.33 per common share upon specified events.  On conversion, holders of the Convertible Notes will receive cash and, if applicable, common shares (or, at our election, in lieu of such common shares, cash or any combination of cash and common shares).  The convertible notes mature on March 1, 2028.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

12       SHAREHOLDERS’ EQUITY (Cont’d)

(d) Deferred Share Units

Effective June 2008, we established a Deferred Share Unit (“DSUs”) plan for non-executive Directors.  DSUs are issued at the market value of our common shares at the date of grant.  In addition, directors may elect to receive a portion of their annual compensation in the form of DSUs which are issued at the market value of our common shares on a quarterly basis.  The DSUs vest immediately and are redeemable in cash on the date the director ceases to be a director of the Company.  For the year ended December 31, 2009, a total of 38,000 (2008 – 23,000) DSUs were granted with a grant date fair value of 681,000 (2008 - $492,000).  During the year ended December 31, 2009, 1,000 (2008 - $nil) DSUs, with a weighted average fair value of $14.47, were exercised after the resignation of one of our directors.

As a result of the increase in our share price during the year, a fair value increase of $140,000 (2008 – decrease of $64,000) was recorded to general and administration expense.  As at December 31, 2009, 60,000 (2008 – 23,000) DSUs were outstanding with a fair value of $1,312,000 (2008 – $365,000) recorded in accrued liabilities.

(e) Diluted Earnings (Loss) Per Share

The shares issuable pursuant to the terms of the convertible debenture have not been included in the calculation of diluted earnings (loss) per share as the impact would be anti-dilutive.

13       RELATED PARTY TRANSACTIONS

During the year ended December 31, 2009, we recorded administrative, technical services and expense reimbursements of $453,000 (2008 - $1,276,000; 2007 - $396,000) from companies related by common directors or officers.  At December 31, 2009, accounts receivable include $35,000 (2008 - $42,000) from these related parties.  Any amounts due from related parties are non-interest bearing and without specific terms of repayment.  Any transactions for expense reimbursement with related parties are at normal business terms.

14       CAPITAL RISK MANAGEMENT

Our objectives when managing capital are:
•	to safeguard our ability to continue as a going concern in order to pursue the development of our mineral properties
•	to provide an adequate return to shareholders
•	to maintain a flexible capital structure which optimizes the cost of capital
•	to meet our long term debt obligations

In order to facilitate the management of our capital requirements, we prepare annual expenditure budgets and continuously monitor and review actual and forecasted cash flow.  The annual and updated budgets are approved and monitored by the Board of Directors.

To maintain the capital structure, we may, from time to time, attempt to issue new shares, issue new debt or dispose of non-core assets (note 20).  We expect our current capital resources will be sufficient to carry out our exploration plans and support operations through the current operating period.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

15     INCOME TAXES

i)	The income taxes shown on the Consolidated Statements of Earnings (Loss) and Deficit differ from the amounts obtained by applying statutory rates due to the following:

	2009	2008	2007

Statutory tax rate	30.00%	31.00%	34.10%

	$	$	$
Earnings (loss) for the year before taxes	(17,501)	12,022	(32,943)

Provision for income taxes based on statutory rates	(5,250)	3,727	(11,234)
Differences in foreign tax rates	(88)	2,432	13
Foreign exchange	868	(1,033)	402
Tax benefits not recognized and other	162	12,842	11,841

	(4,308)	17,968	1,022

ii)
Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our future tax assets and liabilities as of December 31 are as follows:

	2009	2008
	$	$
Future tax assets
Property, plant and equipment and resource properties	95	4,377
Capital and non-capital loss carry-forwards	16,492	6,656
Foreign resource pools	586	522
Share issuance costs	3,353	1,856
Marketable securities	-	915
Other investments	7,640	3,227
Other	2,962	-
Total future tax assets	31,128	17,553

Future tax liabilities
Resource properties	(44,534)	(27,221)
Marketable securities	(1,263)	-
Other	-	(2,067)
Total future tax liabilities	(45,797)	(29,288)

Valuation allowance for future tax assets	(22,129)	(10,600)

Future income tax liability	(36,798)	(22,335)

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

15       INCOME TAXES (Cont’d)

Future tax assets have been recognized to the extent the future taxable amounts related to taxable temporary differences for which a future tax liability is recognized can be offset.  We believe it is more likely than not that we will realize the benefits of these deductible differences, net of the existing valuation allowance at December 31, 2009.

iii)	At December 31, the company has the following estimated tax operating losses:

	2009	2008
	$	$

Argentina	23,546	13,977
Australia	10,225	9,006
Canada	28,110	10,507
Chile	131	108
Mexico	45,043	45,591
Peru	439	1,220
U.S.A.	4,370	7,223

The operating losses expire between 2011 and 2029, with the exception of those for Chile and Australia which are available indefinitely to reduce future taxable income.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

16     SUPPLEMENTARY CASH FLOW INFORMATION

The following table summarizes the changes in operating working capital items, non-cash investing activities and interest and taxes paid during the years ended December 31, 2009, 2008 and 2007:

Decrease (increase) in non-cash working	2009	2008	2007
capital activities	$	$	$

Accounts receivable	(3,584)	(373)	813
Prepaid expenses and deposits	(907)	(1,692)	165
Inventory	(22,501)	-	-
Accounts payable, accrued liabilities and
current portion of asset retirement obligation	3,985	1,345	(1,215)
Accrued interest on convertible debt	10	2,229	-
Current portion of taxes payable	(12,006)	11,338	-
	(35,003)	12,847	(237)

Non-cash investing activities
Shares received for sale of mineral property	388	-	837
Shares issued for mineral properties	-	-	(337)
	388	-	500

Interest and taxes paid
Interest paid	6,210	3,117	-
Taxes paid	9,100	-	-
	15,310	3,117	-

17	OTHER INCOME (EXPENSE)

	Note	2009	2008	2007
		$	$	$

Gain (loss) on sale of marketable securities
and other investments	6b, 7	(1,279)	2,090	605
Unrealized gain (loss) on financial instruments
held-for-trading	6c	412	114	(1,801)
Gain on sale of mineral property	9	167	31,463	459
Write-down of marketable securities and other
investments, net of interest received	6b, 7	534	(22,794)	(12,232)
Write-down of convertible debenture	6c	(2,002)	-	-
Write down of mineral property	9	(377)	-	-
Gain on sale of silver bullion	4	-	23,699	-
		(2,545)	34,572	(12,969)

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

18     SEGMENTED FINANCIAL INFORMATION

All of our operations are within the mining industry and our major product is silver concentrate.  Our activities include the exploration and development of silver-dominant mineral properties located in seven countries and the production of silver concentrate at the Pirquitas mine in Argentina.  The reported segments are those operations whose operating results are reviewed by the Chief Executive Officer on a regular basis.  Our exploration activities have been aggregated and reported as a non-operating segment as a result of meeting certain quantitative guidelines.  At December 31, 2009 our exploration properties were considered a reportable segment as total assets exceeded 10% of our total consolidated assets.

Our reportable segments for the year ended December 31, 2009 are as follows:

		Pirquitas Mine	Exploration and Development Properties	Corporate and Other	Total
		$	$	$	$

Revenue from external customers	(a)	5,442	-	-	5,442
Cost of sales	(b)	(7,702)	-	(263)	(7,965)
General and administration		(2)	(17)	(10,268)	(10,287)
Other	(c)	(153)	(638)	(3,900)	(4,691)
Loss before income taxes		(2,415)	(655)	(14,431)	(17,501)
Income tax recovery (expense)		(685)	-	4,993	4,308
Net loss		(3,100)	(655)	(9,438)	(13,193)

(a) All revenues are attributed to sales in Argentina.
(b) Cost of sales includes depreciation, depletion and amortization.
(c) Other includes stock-based compensation, property examination and exploration, reclamation and accretion, depreciation and other income (expenses).

Substantially all of our earnings or losses for the years ended December 31, 2008 and 2007 were incurred in Canada.  During the year ended December 31, 2009, 100% of our silver concentrate production was sold to one customer (note 6(d)).

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

18	SEGMENTED FINANCIAL INFORMATION (Cont’d)

Segmented assets by geographic location are as follows:

		December 31, 2009		December 31, 2008
	Mineral property costs and property, plant and equipment	Total assets	Mineral property costs and property, plant and equipment	Total assets
	$	$	$	$

Argentina	436,789	518,493	271,589	303,280
Australia	20,054	20,191	19,036	19,130
Canada	23,084	76,111	14,531	125,370
Chile	7,868	7,875	7,292	7,294
Mexico	72,598	73,832	65,901	68,375
Peru	43,584	44,498	34,575	36,148
United States	8,641	8,925	8,266	8,308

	612,618	749,925	421,190	567,905

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

19	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Consolidated summarized balance sheets:

			2009			2008

	Canadian	Adjustments	U.S.	Canadian	Adjustments	U.S.
	GAAP		GAAP	GAAP		GAAP
	$	$	$	$	$	$

Assets
Current assets (a)i)	75,197	(1,859)	73,338	86,814	-	86,814
Other investments	-	-	-	21,803	-	21,803
Convertible debenture	6,081	-	6,081	5,973	-	5,973
Value added tax recoverable	54,095	-	54,095	30,332	-	30,332
Mineral property costs (a)i)	371,065	(269,111)	101,954	258,832	(222,951)	35,881
Other property, plant and equipment (a)vi)	241,553	3,474	245,027	162,358	3,600	165,958
Other assets	1,934	-	1,934	1,793	-	1,793
	749,925	(267,496)	482,429	567,905	(219,351)	348,554

Liabilities
Current liabilities	50,682	-	50,682	45,328	-	45,328
Long-term convertibles notes (a)vi)	110,739	-	110,739	104,046	-	104,046
Other liabilities (a)i)	51,318	(36,798)	14,520	28,934	(22,335)	6,599
	212,739	(36,798)	175,941	178,308	(22,335)	155,973

Shareholders’ Equity
Share capital (a)iii)	538,700	(950)	537,750	389,655	(950)	388,705
Value assigned to:
Long-term convertible notes (a)vi)	37,383	-	37,383	37,383	-	37,383
Stock options (a)v)	40,417	(4,186)	36,231	36,502	(4,186)	32,316
Contributed surplus	510	-	510	510	-	510
Accumulated other comprehensive income (a)ii)	(11,747)	6,264	(5,483)	(19,569)	5,230	(14,339)
Deficit (a)i), (a)ii), (a)iii), (a)vi)	(68,573)	(231,826)	(300,399)	(55,380)	(197,110)	(252,490)
	536,690	(230,698)	305,992	389,101	(197,016)	192,085

Non-controlling interest	496	-	496	496	-	496

	749,925	(267,496)	482,429	567,905	(219,351)	348,554

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

19	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

Consolidated summarized statements of loss and other comprehensive income (loss):

	2009	2008	2007
	$	$	$

Earnings (loss) in accordance with Canadian GAAP	(13,193)	(5,946)	(33,965)
Mineral property costs for the year (a)i)	(27,997)	(37,763)	(35,200)
Operating costs (a)i)	(5,142)	-	-
Adjustment for depletion, depreciation and amortization (a)i)	(30)	-	-
Future income tax expense on marketable securities (a)ii)	(1,034)	3,393	1,022
Reversal of future income tax recovery, net of foreign exchange (a)i)	(985)
Financing fees on convertible notes (a)vi)	(126)	3,600	-
Gain on sale of mineral property (a)i)	221	6,948	-
Mineral costs written-off during the year (a)i)	377	-	-
Loss in accordance with U.S. GAAP	(47,909)	(29,768)	(68,143)

Other comprehensive income (loss)
in accordance with Canadian GAAP	7,822	(114,106)	67,019
Translation adjustment	-	48,948	(43,666)
Future income tax expense on marketable securities (a)ii)	1,034	(3,393)	(1,022)
Other comprehensive income (loss) in accordance
with U.S. GAAP	8,856	(68,551)	22,331

Total comprehensive income (loss) in accordance
with U.S. GAAP	(39,053)	(98,319)	(45,812)

Basic and diluted weighted-average common shares (000’s)	68,845	62,694	62,148

Basic and diluted earnings (loss) per share	(0.70)	(0.47)	(1.10)

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

19	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

Consolidated summarized statements of cash flows:

	2009	2008	2007
	$	$	$

Cash flows from operating activities
Pursuant to Canadian GAAP	(39,943)	(19,093)	23,620
Mineral property costs (a)i)	(25,157)	(37,763)	(33,943)
Financing fees on convertible notes (a)vi)	-	3,600	-
Pursuant to U.S. GAAP	(65,100)	(53,256)	(10,323)

Cash flows from financing activities
Pursuant to Canadian GAAP	146,413	138,719	10,973
Financing fees on convertible notes (a)vi)	-	(3,600)	-
Pursuant to U.S. GAAP	146,413	135,119	10,973

Cash flows from investing activities
Pursuant to Canadian GAAP	(151,824)	(129,213)	(150,038)
Mineral property costs (a)i)	25,157	37,763	33,943
Pursuant to U.S. GAAP	(126,667)	(91,450)	(116,095)

a)
We prepare our consolidated financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which differ in certain respects from those principles that we would have followed had our consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States and requirements promulgated by the Securities and Exchange Commission (“SEC”) (collectively “U.S. GAAP”).  The major differences between Canadian and U.S. GAAP and their effect on the consolidated financial statements are summarized below:

i)
Under Canadian GAAP, the costs of acquiring mineral properties and related development expenditures are deferred.  Exploration expenditures are deferred if they are considered to meet the definition of an asset.

For U.S. GAAP purposes, all mineral property costs incurred during the exploration stage are expensed as incurred.  Periodic option payments that meet the definition of a mineral property right, as defined in EITF 04-2, "Whether Mineral Rights are Tangible or Intangible Assets” (Codified within ASC 930), are viewed as a tangible asset and capitalized.

When proven and probable reserves have been determined for a property and a final feasibility study is prepared, any subsequent development costs incurred on the property such as those relating to constructing infrastructure necessary to extract the reserves and preparing the mine for production are capitalized.  Any subsequent exploration expenditures associated with efforts to search for and establish mineral reserves beyond those already found, are expensed.  Once in the production stage, all costs incurred to maintain the mine and the related equipment and facilities are expensed as incurred.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

19	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

In early April 2006, a Feasibility Study Update for the Pirquitas property was completed.  This study defined proven and probable reserves and, as a consequence, subsequent development costs have been deferred under U.S. GAAP.

The commencement of production under Canadian GAAP is based on criteria pre-determined by management in regards to when the asset is considered to be available for use.  The U.S. GAAP definition is not as broad, with production considered to be achieved with the extraction/production of saleable minerals from an ore body, regardless of the level of production.  As a result of applying the U.S. GAAP definition, we have determined that production commenced for purposes of U.S. GAAP on November 1, 2009.  Due to the timing of title transfer on shipments, there was no resulting GAAP difference related to revenues; however, additional operating costs of $5,142,000 have been recorded related to the month of November.  The Pirquitas mine has a lower carrying value for U.S. GAAP purposes as a result of the previously mentioned GAAP differences; however, the additional month of production resulted in additional depletion for U.S. GAAP of $30,000 for the year ended December 31, 2009.

In June 2009, we completed the sale of our remaining 25% interest in the San Juan property located in Durango State, Mexico to Orko (note 9).  The sale resulted in a gain of $167,000 for Canadian GAAP after deducting the carrying value of the property.  For U.S. GAAP, the gain on sale was increased by $35,000 reflecting the lower carrying value of the mineral property for U.S. GAAP purposes.

On July 17, 2008, we closed the sale of the Shafter Silver Project (note 9).  For Canadian GAAP, the sale resulted in a gain of $31,463,000 after deducting the carrying value of disposed assets and liabilities and transaction costs.  For U.S. GAAP, the gain on sale of mineral property was increased by $6,948,000, reflecting the lower carrying value of mineral property costs under U.S. GAAP.

For Canadian GAAP, cash flows relating to mineral property exploration and land use costs are reported as investing activities.  For U.S. GAAP, these costs are characterized as operating activities.

ii)
Under U.S. GAAP, securities that are available-for-sale are recorded at fair value and unrealized gains or losses are included as part of comprehensive income. An impairment on available-for-sale securities is recorded in income if such loss is determined to be other than temporary.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

19	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

Under Canadian GAAP, prior to January 1, 2007, marketable securities were valued at the lower of cost and market with any write-down recorded as a charge to earnings.  Effective January 1, 2007, upon adoption of new CICA Handbook Section 3855, marketable securities have been designated as available-for-sale financial assets and are recorded at fair value consistent with U.S. GAAP.  We recognized an adjustment of $25,573,000 to the opening balance of accumulated other comprehensive income, representing the unrealized gain on available-for-sale marketable securities held by us at January 1, 2007 under Canadian GAAP.  No similar adjustment would be recognized under U.S. GAAP in 2007.  Consequently, GAAP differences related to available-for-sale securities have been eliminated effective January 1, 2007.

Under Canadian GAAP, effective September 30, 2008, the Company adopted the provisions of EIC-172, “Income Statement Presentation of a Tax Loss Carryforward Recognized Following an Unrealized Gain in Other Comprehensive Income”, which required the tax benefits recognized consequent to the recording of unrealized gains in comprehensive income to be recognized in net income.  Under U.S. GAAP, no similar provisions exist and such tax benefits would be recorded in other comprehensive income (loss). For U.S. GAAP purposes, opening deficit as at January 1, 2007 would decrease and other comprehensive income would decrease by $4,363,000.  Other comprehensive income would increase and income tax recovery would decrease by $1,102 ,000 for the year ended December 31, 2009 as compared to an increase of other comprehensive loss and a decrease of income tax expense of $3,393,000 for the year ended December 31, 2008.

iii)
Under Canadian GAAP, before the introduction of CICA 1581, “Business Combinations”, the fair value of shares issued by an acquirer to effect a business combination was based on the quoted market price of shares at the date of acquisition. Under U.S. GAAP, the fair value of shares issued is based on the market price surrounding the date the business combination agreement is agreed to and announced.

iv)
Canadian GAAP provides for investments in jointly controlled entities to be accounted for using proportionate consolidation. Under U.S. GAAP, investments in incorporated joint ventures are to be accounted for using the equity method. Under an accommodation of the SEC, the accounting for joint ventures need not be reconciled from Canadian to U.S. GAAP. The different accounting treatment affects only the presentation and classification of financial statement items and not net income or shareholders’ equity.

v)
For U.S. GAAP purposes, we previously accounted for employee stock-based compensation arrangements using the intrinsic value method prescribed in Accounting Principles Board “APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Accordingly, since stock options are granted at exercise prices that are at or above the quoted market value of our common shares at the date of grant, there is no compensation cost recognized by the company for options granted to employees.  We adopted the fair value based method of accounting for employee stock-based compensation under U.S. GAAP effective January 1, 2005 using the modified prospective transition method.  Under this method, we recognized employee stock-based compensation beginning January 1, 2005 as if the fair value method had been used to account for all employee awards granted, modified, or settled in fiscal years beginning after December 15, 1994.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

19	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

For Canadian GAAP purposes, we adopted, as of January 1, 2004, the CICA’s amendments to Section 3870, “Stock-Based Compensation and other Stock-Based Payments”, which required the fair value method to be applied to employee stock-based compensation.

Effective January 1, 2006, we adopted Statement of Financial Accounting Standard (“SFAS”) No. 123R, “Share Based Payment”, (“SFAS 123R”, Codified within ASC 718) for all employee stock-based awards granted, modified or settled after the effective date using the fair value measurement method.  Compensation cost is recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period.  For unvested awards outstanding as of the effective date, compensation was recognized based upon the grant-date fair value determined under SFAS No. 123 “Accounting for Stock-Based Compensation”.  Upon adoption of SFAS 123R using the modified prospective method, there was no cumulative effect adjustment required and no differences exist between the accounting for employee stock-based compensation expense between Canadian and U.S. GAAP.

vi)
The adoption of FASB Staff Position Accounting Principles Board 14-1 (“FSP APB 14-1”, Codified within ASC 470 and ASC 825) on January 1, 2009 resulted in the elimination of the Canadian and U.S. GAAP difference on all convertible debt balances with the exception of financing costs, which are expensed under Canadian GAAP and capitalized and amortized in accordance with U.S. GAAP.  In addition, under U.S. GAAP, related financing costs are classified as financing activities.  Accordingly, financing fees charged to net loss would decrease by $3,600,000 for the year ended December 31, 2008 and amortization of financing fees would increase by $126,000 for the year ended December 31, 2009, representing amortization recorded to the income statement since the commencement of production on November 1, 2009.

The results of adopting this standard have been retrospectively applied in these consolidated financial statements.

b)	Other disclosures

  The following additional information would be presented if these consolidated financial statements were presented in accordance with U.S. GAAP:

i)	Accounts receivable

	2009	2008
	$	$

Value added tax recoverable	19	241
Other receivables	6,219	2,531

	6,238	2,772

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

19	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

ii)	Income Tax Uncertainty

The Company and its subsidiaries file federal income tax returns in Canada, the US, and several other foreign jurisdictions; the Company’s U.S. subsidiaries also file U.S. state tax returns where required by law.  With few exceptions, the Company and its U.S. subsidiaries are no longer subject to Canadian federal, U.S. federal, state and local examinations by the tax authorities for years prior to 2005.  The Company’s subsidiaries in other foreign jurisdictions, with few exceptions, are no longer subject to examination by the respective authorities for years prior to 2003.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

2009
$

Opening balance	347
Increases based on tax positions related to the current year	2,803

3,150

If recognized, none of the unrecognized tax benefits would affect the effective tax rate due to the existence of valuation allowances against the related deferred tax assets.

The Company has not recognized interest accrued related to unrecognized tax benefits due to the forecasted loss carry forward amounts in relevant jurisdictions.

iii)	Recently Adopted Accounting Standards

•
In December 2007, FASB issued SFAS 160, “Non-controlling Interests in Consolidated Financial Statements” (“SFAS 160”, Codified within ASC 810), which specifies that non-controlling interests are to be treated as a separate component of equity, not as a liability or other item outside of equity. As a result of non-controlling interests being an element of equity, increases and decreases in the parent's ownership interest that leave control intact are accounted for as capital transactions.

The statement is effective for business combinations entered into on or after December 15, 2008, and is to be applied prospectively to all non-controlling interests, except for the presentation and disclosure requirements which require retrospective application.  The adoption of SFAS 160 non-controlling interests as required at January 1, 2009 did not have a material effect on the company’s results of operations or financial position; however, the company retrospectively applied the disclosure requirements in these consolidated financial statements.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

19	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

•	In December 2007, the FASB issued a revised standard on accounting for business combinations, SFAS 141R (Codified within ASC 805).

The statement is effective for periods beginning on or after December 15, 2008.  We did not enter into a business combination during the year ended December 31, 2009; therefore, the adoption of SFAS 141R on January 1, 2009 did not have a material effect on the company’s results of operations or financial position.

•
In May 2008, FASB issued FASB Staff Position Accounting Principles Board 14-1 (“FSP APB 14-1”, Codified within ASC 470 and ASC 825), which revises the accounting treatment for convertible debt instruments that may be settled in cash upon conversion.  FSP APB 14-1 requires the issuer to separately account for the liability and equity components of convertible debt instruments.  The value assigned to the liability component would be the estimated fair value, as of the date of issuance, of similar debt without the conversion option, but including any other embedded features.  The difference between the proceeds of the debt and the value allocated to the liability component would be recorded in equity.  The standard is effective for periods beginning on or after December 15, 2008, and is to be applied retrospectively.  The adoption of this standard on January 1, 2009 resulted in the elimination of the Canadian and United States GAAP difference on all balances with the exception of financing costs, which are expensed under Canadian GAAP and capitalized and amortized in accordance with U.S. GAAP.

The results of adopting this standard have been retrospectively applied in these consolidated financial statements, resulting in an increase of $2,813,000 in other property, plant and equipment, a decrease of $29,425,000 in long-term convertible note, an increase of $5,145,000 on deficit, a $37,383,000 increase in value assigned to convertible debt as at January 1, 2009.

•
In June 2008, FASB Task Force reached a consensus on EITF Issue No. 07-5, “Determining Whether an Instrument (or embedded Feature) is Indexed to an Entity’s Own Stock” (Codified within ASC 815).  The standard provides that an equity-linked financial instrument (or embedded feature) would not be considered indexed to the entity’s own stock if the strike price is denominated in a currency other than the issuer’s functional currency.  The Issue is effective for periods beginning on or after December 15, 2008.  The effect of adopting this EITF on January 1, 2009 did not have a material effect on the company’s results of operations or financial position.

•
In May 2009, the FASB issued SFAS No. 165, Subsequent Events, (“SFAS 165”, Codified within ASC 855). The statement is effective for financial statements ending after June 15, 2009.  SFAS 165 establishes general standards of accounting for and disclosure of subsequent events that occur after the balance sheet date. The adoption of this standard on January 1, 2009 did not impact our consolidated financial statements.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

19	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

•
In June 2009, FASB issued SFAS 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162” (“SFAS 168”, Codified within ASC 105).  SFAS 168 identifies the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities.  Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants.  On the effective date of this Statement, the Codification will supersede all then-existing non-SEC accounting and reporting standards.  All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative.  This statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009.  The adoption of this standard did not impact our consolidated financial statements

iv)	Impact of Recently Issued Accounting Standards

•
In August 2009, FASB amended SFAS 157 (Codified within ASC 820).   The amendments address the impact of transfer restrictions on the fair value of a liability and the ability to use the fair value of a liability that is traded as an asset as an input to the valuation of the underlying liability.  The amended standard also clarifies the application of certain valuation techniques.  This standard is effective for interim and annual periods beginning after August 26, 2009.  The Company is currently assessing the potential impact, if any, on its consolidated financial statements.

•
In June 2009, FASB issued SFAS 167, “Amendments to FASB Interpretation No. 46(R” (“SFAS 167”, not yet included in Codification).  SFAS 167 eliminates FASB Interpretation 46(R)’s exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity.  SFAS 167 also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying FASB Interpretation 46(R)’s provisions. The elimination of the qualifying special-purpose entity concept and its consolidation exceptions means more entities will be subject to consolidation assessments and reassessments.  SFAS 167 is effective for fiscal years beginning after November 15, 2009, and for interim periods within that first period, with earlier adoption prohibited. The Company is currently assessing the potential impacts, if any, on its consolidated financial statements.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

19	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

•
In June 2009, the FASB issued SFAS 166, “Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140” (“SFAS 166”, not yet included in Codification). SFAS 166 eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor’s interest in transferred financial assets. SFAS 166 will be effective for transfers of financial assets in fiscal years beginning after November 15, 2009 and in interim periods within those fiscal years with earlier adoption prohibited. The Company is currently assessing the potential impacts, if any, on its consolidated financial statements.

20	SUBSEQUENT EVENTS

(a)  In February 2010, we closed a public share offering of 6,729,000 common shares at a price of $17.00 per share, for aggregate gross proceeds of $114,389,000.  After deducting underwriting fees and estimated offering expenses of $6,619,000, net proceeds were approximately $107,770,000.

(b) We completed the sale of our Silvertip Project to Silvercorp Metals Inc. (“Silvercorp”) on February 26, 2010 for total consideration of $14,250,000 (C$15,000,000), including $7,125,000 (C$7,500,000) payable in common shares of Silvercorp, for an estimated after tax gain of $12,100,000.